Exhibit (l)(6)

FORM OF
SUBSCRIPTION AGREEMENT BETWEEN
THE TRUST AND THE INVESTORS

Adaptive Growth Opportunities ETF

A Series of
Starboard Investment Trust

LETTER OF INVESTMENT INTENT

December __, 2020

Cavalier Investments, LLC d/b/a Adaptive Investments (the “Purchaser”) subscribes to purchase a beneficial interest (“Interest”) of the Adaptive Growth Opportunities ETF (“Fund”), a series of Starboard Investment Trust, in the amount of $10.00 for one (1) share at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $10.00.

The Purchaser acknowledges receipt of a copy of the Fund’s prospectus and recognizes that the Fund will not be fully operational until it commences a public offering of its shares.  Accordingly, a number of features of the Fund described in the prospectus, including, without limitation, redemption of shares upon request of shareholders, will not be available until it is fully operational.

The Purchaser represents and warrants as follows:

(1)	Purchaser is aware that no federal or state agency has made any finding or determination as to the fairness for investment, nor any recommendation nor endorsement, of the Interest;

(2)
Purchaser has such knowledge and experience of financial and business matters as will enable it to utilize the information made available to it in connection with the offering of the Interest to evaluate the merits and risks of the prospective investment and to make an informed investment decision;

(3)
Purchaser recognizes that the Fund has no financial or operating history and, further, that investment in the Fund involves certain risks and that Purchaser understands the risks related to the purchase of the Interest and acknowledges that it can bear the economic risks of such an investment for an indefinite period of time and can suffer the complete loss thereof;

(4)
Purchaser is purchasing the Interest for its own account, for investment purposes only, and not with any present intention of redemption, distribution, or resale of the Interest, either in whole or in part;

(5)
Any resale of the Interest, or any part thereof, may be subject to restrictions under the federal securities laws and Purchaser will not sell the Interest purchased by it without registration of the Fund under the Securities Act of 1933 or exemption therefrom;

(6)	Purchaser has been furnished with and has read this agreement, the prospectus, and such other documents relating to the Fund as it has requested and as have been provided to it by the Fund; and

(7)	Purchaser also has had the opportunity to ask questions of, and receive answers from, officers of the Fund concerning the Fund and the terms of the offering.

In Witness Whereof, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

STARBOARD INVESTMENT TRUST on behalf of its series,
Adaptive Growth Opportunities ETF

By:  ______________________________
Name:  ____________________________
Title:  _____________________________

Cavalier Investments, LLC
d/b/a Adaptive Investments

By:  ______________________________
Name:  ____________________________
Title:  _____________________________